Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, D.C. 20036
Telephone  202-822-9611
Fax  202-822-0140
www.stradley.com

Alison M. Fuller, Esq.
(202) 419-8412
afuller@stradley.com

June 11, 2010

Via EDGAR

Ms. Laura E. Hatch
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MTB Group of Funds
File Nos. 811-05514 and 033-20673

Dear Ms. Hatch:

On behalf of the MTB Group of Funds (the “Registrant”) and the MTB Strategic Allocation Fund (formerly the MTB Balanced Fund) (the “Fund”), below you will find the Registrant’s responses to the comments conveyed on May 25, 2010 by you via telephone to Cillian M. Lynch, with regard to Post-Effective Amendment No. 82 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 12, 2010 under Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have restated your comments (in bold) and have provided the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made on June 11, 2010 pursuant to Rule 485(b) under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

We note that we discussed with you the possibility of adding “supplemental performance information” showing the historical performance of Institutional I Class Shares of the MTB Balanced Fund, the Fund’s predecessor.  While you informed us via telephone that this would be permissible for one year, conditional on sufficient disclosure, upon further consideration we have elected not to include this information in the Fund’s prospectus.

Ms. Laura E. Hatch
U.S. Securities and Exchange Commission
June 11, 2010

Fees and Expenses table:

1.
Comment: Under “Annual Fund Operating Expenses,” match the sub-heading to Form N-1A, such that it reads “Expenses That are Deducted From Fund Assets (expenses that you pay each year as a percentage of the value of your investment)”.

Response:  We have complied with this comment.

2.	Comment: In the Annual Fund Operating Expenses table, delete footnote 1, regarding the CDSC for purchases over $1,000,000.

Response:   We have complied with this comment.

3.	Comment: In the Annual Fund Operating Expenses table, if the Investment Adviser can unilaterally terminate the fee waiver, remove the footnote and change the fee table to amend the last two lines.

Response:   The Investment Adviser cannot unilaterally terminate the fee waiver. Therefore, we have not removed the footnote or amended the fee table.

Principal Risks of Investing in the Fund

4.
Comment:  Add the following phrase to the bulleted text for “Risks Associated with Non-Investment Grade Securities” in the section entitled “Principal Risks of Investing in the Fund”: typically referred to as junk bonds.

Response:   We have complied with this comment.

Performance Information:

5.	Comment: In the second paragraph, remove the sentence, beginning “If the Fund were to have a negative pre-tax return…”

Response: We have complied with this comment.

6.	Comment: The second paragraph, regarding performance information for the periods prior to June 11, 2010, should be removed after one year.

Response:  We will remove this paragraph for the Fund’s 2011 annual update.

Ms. Laura E. Hatch
U.S. Securities and Exchange Commission
June 11, 2010

7.	Comment: Replace the bar chart showing the Fund’s returns horizontally with one having a vertical format.

Response: We have complied with this comment.

8.	Comment: Remove the three sentences following the bar chart, as the information is reflected in the introductory paragraph to the bar chart.

Response: We have complied with this comment.

9.
Comment:   Amend the second sentence of footnote (1) to the performance table such that it reads: Returns for the Institutional I shares and Class A shares will differ to the extent that the classes will have different expenses.

Response: We have complied with this comment.

Purchase and Sale of Fund Shares:

10.	Comment: Remove the “Minimum Balance” line from the table, as it is not required by Form N-1A.

Response:  We have complied with this comment.

Principal Securities of the Fund

11.
Comment:  Delete the cross reference to the Fund’s statement of additional information in the second sentence of the first paragraph in the section entitled “Principal Securities of the Fund.”  Either delete all cross references throughout the prospectus or provide the specific page number of the text being referenced.

Response:  The Registrant has deleted cross references throughout the prospectus and statement of additional information.  Where cross references remain because a reference to another document has been deemed to be particularly helpful, the Registrant has detailed the specific section to which the reader is being referred.

Frequent Trading Policies

12.	Comment: Include the disclosure required by Rule 22c-2 within the section entitled “Frequent Trading Policies.”

Response:  We have complied with this comment.

Ms. Laura E. Hatch
U.S. Securities and Exchange Commission
June 11, 2010

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8412 or in my absence, Cillian Lynch at (202) 419-8416.

Very truly yours,

/s/ Alison M. Fuller
Alison M. Fuller, Esquire

cc:           Jeffrey M. Seling
Bruce G. Leto, Esquire
Cillian M. Lynch, Esquire